June 9, 2005

By EDGAR, Facsimile and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention:  H. Roger Schwall

Re:

Mines Management, Inc.
Preliminary Schedule 14A
Filed February 18, 2005
File No. 3235-0059
Form 10-KSB
Filed March 28, 2005 and amended on May 2, 2005
File No. 1-32074

Dear Mr. Schwall:

On behalf of Mines Management, Inc. (the “Company”), set forth below are the responses of the Company to the comments received from the Staff of the Securities and Exchange Commission contained in the letter dated June 2, 2005 regarding the above-referenced filings.  The Company has indicated herewith a draft of Amendment No. 2 to its Form 10-KSB marked to indicate changes made in responses to these comments.  The Company undertakes to make consistent disclosures in future filings.  We have enclosed clean copies of the Form 10-KSB/A and a copy marked against the draft Amendment No. 2 sent on May 11, 2005.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.  Responses are numbered to reference the appropriate comment number.  Page references appearing in the comment responses below refer to pages in the enclosed clean copies and pages in the enclosed marked copies of the Form 10-KSB/A, respectively.  The clean and marked copies of the Form 10-KSB/A have been hand marked with the relevant comment number to indicate the location of the requested revisions

Comment 1:  We have considered your response to our prior comment 2(a) with regard to the applicability of FAS 7.  Based on your disclosure of your current activities and operations, it would appear that you meet the guidelines described in paragraph 8 and 9 of FAS 7, as you have no significant revenues, are raising capital, and exploring for natural resources.  As such, the reporting requirements of this standard would appear to apply for your operations since your reactivation from your inactive state with the acquisition of the Montanore Project in the late 1990s.  Please refer to footnote 7 of paragraph 11(b) of FAS 7.  It appears that you need to expand your financial statements to provide the disclosures required by FAS 7, paragraphs 11-12 subsequent to your acquisition of the Montanore Project.

#646855.5

06/09/05 1:34 PM

Mr. H. Roger Schwall

Securities and Exchange Commission

June 9, 2005

Response 1:

The Company will include in future filings the requested disclosure regarding FAS 7:  Accounting and Reporting by Development Stage Enterprises, include the requirements of FAS 7, paragraphs 11-12, with respect to its operations since acquisition of the Montanore project.

Comment 2:  We have reviewed your response to prior comment number 2(d).  We note that you currently have $504,492 capitalized for mining properties, which you state in Note 3 include acquisition, exploration and development costs.  Provide us a schedule that identifies the nature of the costs that comprise the total amount reported as mining properties and support your continued capitalization of these costs, given that you have no proven and probable reserves, as defined in Industry Guide 7.

Response 2:

The total costs capitalized for mining properties are detailed as

Advance property	$ 2,140
Iroquois property	160,826
Advance & Iroquois properties	63,009
Montanore Project	278,517
Total	504,492

The Company capitalized $144,310 of costs related primarily to acquisition, claim verification and staking, and engineering work at the Montanore Project during the years ended December 31, 2003 and 2002 subsequent to the Company’s reacquisition of the Montanore property from Noranda. The Company did not capitalize any costs during the year ended December 31, 2004. The remaining Montanore costs were capitalized by Heidelberg Mining, a subsidiary of the Company, before the property was initially transferred to Noranda in 1988.  The Company does not have detailed information regarding the nature of the costs capitalized for the Advance and Iroquois properties or the remaining amount capitalized for the Montanore Project.

As noted in our previous comment letter response, the Company has changed its accounting policy regarding these types of costs.  No costs will be capitalized unless and until the Company develops proven and probable reserves.  The Company will re-evaluate the currently capitalized costs at the end of 2005 and will write these costs off if appropriate.

Comment 3:  We have reviewed your response to prior comment number 2(d) and your proposed disclosure.  Please revise your proposed disclosure to limit it to address accounting policies that specifically relate to the operations reported in your financial statement.

Response 3:

In future filings, the Company will replace the accounting policy in note 1(b) to the Company’s 2004 audited financial statements with the following policy.

Mineral Exploration and Development Costs

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no

Mr. H. Roger Schwall

Securities and Exchange Commission

June 9, 2005

minable ore body is discovered or a property is determined to be uneconomic, previously capitalized costs are expensed in the period the property is abandoned or sold.

Comment 4:  We have considered your response to our prior comment 2(g) with regard to the treatment of stock options issued in exchange for services such as those disclosed in Note 9, which is disclosed as a subsequent event.  Your response addressed the disclosure of stock option in note 6, which addressed employee stock options.  In future filings, expand your disclosure of accounting policies to address your treatment of stock options issued in exchange for services.  Please note this disclosure will also need to be considered together with the disclosure requirements of FAS 7, paragraph 11(d)(3) for your statement of stockholders’ equity.

Response 4:

The Company will expand its disclosure in future filings to include the following paragraph in its disclosure of accounting policies that address the treatment of stock options:

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123R, Share-Based Payment (FAS No. 123R), which revised Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (FAS No. 123), and superseded APB Opinion 25, Accounting for Stock Issued to Employees and its related implementation guidance. FAS No. 123R requires measurement and recording to the financial statements of the costs of services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. The SEC has approved a new rule that for public companies delays the effective date of FAS 123(R). Under the SEC’s rule, FAS 123(R) is now effective for public companies for annual, rather than interim, periods that begin after June 15, 2005. Effective January 1, 2003, the Company adopted FAS No. 123, as amended by FAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (FAS No. 148). The Company recognized stock-based compensation of approximately $531,900 (of which $210,900 was for services performed by outside parties) and $1,199,000 (of which $-0- was for services performed by outside parties) for the quarters ended March 31, 2005 and 2004, respectively.

Comment 5:  We have considered your response to our prior comment 2(i) with regard to disclosing the change in accounting principle for the adoption of FAS 123 as required by paragraph 45(b) and FAS 148.  As you quoted in your response, FAS 123 paragraph 45(b) requires a description of the method of reporting the change in accounting principle for all financial statements in which the period of adoption is presented.  Your response indicates this was adopted in the year ended December 31, 2003.  Because the consolidated statement of income for the year ended December 31, 2003 is presented as part of your fiscal 2004 audited financial statements, the disclosure provided in your 2003 financial statements is also required in your 2004 financial statements.  As previously requested.  please expand your 2004 financial statements to provide this disclosure.

Mr. H. Roger Schwall

Securities and Exchange Commission

June 9, 2005

Response 5:

The Company included the requested disclosure in its quarterly report on Form 10-Q for the quarter ended March 31, 2005 and will continue to include the requested disclosure in future filings in which financial statements for the period of adoption are included.

Comment 6:  We have reviewed your response to our prior comments 3 and 4 and noted that the schedule provided showed $6,488,010 was received, which did not agree to the amount in the statement of stockholders’ equity of $6,448,010.  Tell us why these two amounts do not agree.  Consider providing the following disclosure, in summary form, with regard to warrants outstanding as of each balance sheet date presented to avoid investor confusion:

a.

The title and aggregate amount of securities called for by warrants or rights outstanding,

b.

The period during which warrants or rights are exercisable, and

c.

The exercise price

Note that this disclosure requirement should also be considered in light of the disclosures required under FAS 7, paragraph 11(d).

Response 6:

Set forth below are corrected schedules reconciling the differences between the shares issued and proceeds received under Item 5 and the shares issued and proceeds received in the statement of changes in stockholders’ equity.

	Shares Issued	$ Amount
Financing	1,285,000	6,425,000
Less Costs (Fees)		(518,356)
		5,906,044
Warrants Exercised	451,139	541,366
Net Total	1,736,139	6,448,010

Stockholders Equity- Financials	1,736,139	6,448,010

The following chart reflects the requested disclosure as of the date of this letter and will be included in future filings with regard to warrants outstanding as of each balance sheet date presented.

Type:	Date Issued	Warrants Outstanding	Exercise Price	Term	Expiration Date
Shemano Group, Inc.	02-03-04	440,000	$7.25	5 years	02-03-09
Other (Delimex)	02-23-04	71,000	$7.25	5 years	02-23-09
Total	--	511,000	--	--	--

Comment 7:  We have considered your response to our prior comment 5.  Please provide further explanation of the following:

Mr. H. Roger Schwall

Securities and Exchange Commission

June 9, 2005

a.

Why does the exercise of 168,685 options disclosed in the statement of stockholders’ equity differ from the exercise of the 200,000 options disclosed in note 6?

b.

Why does the exercise of 168,685 options disclosed in the statement of stockholders’ equity not appear to result in cash proceeds to the company equal to the product of the strike price and the number of options exercised?

Response 7:

In these net (cashless) option exercises, no cash was paid to the Company; rather the number of shares issued on exercise was reduced by the number of shares equal in value to the option exercise price, based on the stock price as of the exercise date.

The following table demonstrates the calculation of the net shares issued on exercise.

Net (Cashless) Stock Option Exercise 2004
Option Holder	Exercise Date-2004	Options	Exercise Price	Total Exercise Price	Stock Price on Exercise Date	Shares withheld as Exercise Price	Net Shares Issued
Glenn Dobbs	19-Feb	100,000	$0.82	$82,000	$7.75	10,581	89,419
Robert Russell	4-Apr	50,000	$1.85	$92,500	$9.05	10,221	39,779
Samantha Pitts	4-Mar	10,000	$1.60	$16,000	$7.10	2,254	7,746
Douglas Dobbs	19-Feb	40,000	$1.60	$64,000	$7.75	8,259	31,741
		200,000				31315	168,685

The statement of stockholder’s equity references the 168,685 shares of common stock issued pursuant to the net (cashless) exercise of 200,000 options as shown in the preceding table.

Comment 8:  For the property, provide the disclosures required by Industry Guide 7(b).  In particular, provide:

a.

The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

b.

Provide a description of equipment and other infrastructure facilities.

c.

The source of power and water that can be utilized at the property.

If all infrastructure, facilities, buildings or equipment is absent from the property, or deteriorated to the point where it cannot reasonably be repaired, make a statement to that effect.

Response 8:

The Company has made the requested disclosures on page 5 of the clean and marked copies.

Mr. H. Roger Schwall

Securities and Exchange Commission

June 9, 2005

Comment 9:  The first paragraph on page nine refers to a re-permitting stage.  This is not one of the stages recognized by Industry Guide 7.  Please modify this paragraph and describe the specific permitting activities.

Response 9:

The Company has made the requested disclosures on pages 6 and 7 of the clean and marked copies.

Please call me at (303) 892-7356 if you would like to discuss these matters.

Very truly yours,

/s/ Deborah J. Friedman

Deborah J. Friedman

for

Davis Graham & Stubbs LLP

cc:

James Moore, Chief Financial Officer

G. Newberry

J. Davis

G. Schuler

C. Moncada-Terry